

August 16, 2011

<u>Via E-mail</u>
Mr. Xin Li
Chief Executive Officer
SGB International Holdings, Inc.
Jinhuai Middle Street
Hong Hua Yuan Block 1 Unit 907
Fengze District, Quanzhou City, Fujian Province
PRC China 362300

> **Re:** **SGB International Holdings, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed August 9, 2011**
> **File No. 000-53490**

Dear Mr. Li:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 6</u>

<u>Corporate Structure, page 8</u>

1. We note your response to comment five from our letter dated June 10, 2011. Please further revise your disclosure to clarify why Dragon International Resources Group Co., Limited was created as a holding company for Yongding Shangzhai, addressing the impact this entity has on your business operations and tax treatment.

2. Please disclose here and under "Directors and Executive Officers" on page 44 Mr. Lin Longwen's role as "a key management member of Yongding Coal Mine," as disclosed in Note 1 to the financial statements of Dragon International Resources Group for the three months ended March 31, 2011 and 2010. Disclose any other

relationship that Mr. Lin Longwen, Mr. Peifeng Huang or Mr. Thomas Tze Khern Yeo had with Dragon International Resources Group, Yongding Shangzhai Coal Mine or these entities' shareholders in connection with the reverse merger.

3. Please include Mr. Lin Longwen in the corporate chart as a holder of 81% of the company's shares.

Coal Reserve, page 11

4. Please disclose that the information you have provided in this Form 8-K is presented in accordance with the requirements of Industry Guide 7.

5. Please explain why Wardrop is of the opinion that you should renew your mining permit as soon as possible to "verify the legality and safety of the mine" when your initial mine license is in good standing until April 2016.

Annual Production, page 10

6. You disclose on pages seven and 11 that "the annual production of 150,000 t in year 2010 was produced outside of the 5.7 km2 area covered by [y]our valid mining permit." Disclose and quantify the extent to which the annual sale and production volume disclosed in the table on page 10 for the last three fiscal years was produced from the area covered by your valid mining permit. Also disclose and quantify the extent to which the annual sales and production volume was from the area of your new mining permit obtained in May 2011. Revise the disclosure throughout your filing accordingly.

Our Mining Operations, page 11

7. Please provide the basis for management's view that your current mine development can support an annual production of 300,000 t/a (as noted on page 12), and clarify whether this belief is based on mining operations only in the areas covered by your valid mining permits.

8. We note your statement that if the authorities require strict compliance with permitted mine production rate, you will limit your production to 90,000 t/a. Please clarify whether your permitted rate of 90,000 t/a increased upon receipt of the new mining permit issued to you in May 2011.

9. We note your response to comment 16 from our letter dated June 10, 2011. We also note that Note 6 to the financial statements of Yongding Shangzhai Coal Mine Ltd for the years ended December 31, 2010 and 2009 indicates that as of December 15, 2010, the annual capacity of the mine had been approved "to increase to 300K tons" by Yongding Coal Industry Ministry. Please revise your disclosure to address this approval or, if this is inaccurate, revise your financial statements accordingly. If your capacity has not been approved, please disclose

whether you intend to apply for an increase in your capacity, what is involved in making such a request, what factors are considered by the governmental authority in approving an increase, and the costs involved in such process.

10. We note your statement on page 12 that the mine production capacity has progressively increased since 2007. However, we note that it decreased in 2010. Please revise.

Growth Strategy, page 13

11. Please clarify your reference to "CIM standards." Please also address the importance and use of the NI 43-101 report.

Permits, page 13

12. Please update this table to reflect your new mining permit received in May 2011.

Environmental, Health and Safety Approvals, page 14

13. We note your response to comment 22 from our letter dated June 10, 2011.
    - Please clarify your statements that ODHA and ODHCEA system have not been "set up" in Fujian province. Does this mean that you are unable to complete these assessments?
    - If you are not able to complete these assessments, are you in violation of existing rules or laws?
    - When do you anticipate that ODHA and ODHCEA systems will be available in Fujian province?
    - When do you anticipate water abstraction will be regulated in the Shangzhai mine area?

14. Please clarify where the prior approvals or inspections occurred. If the approvals and inspections only occurred in the areas of your mining permit (where you conducted no drilling or any other exploration and had no production), please discuss the risks of not receiving the environmental, health and safety approvals in connection with your coal mining operations outside of the area of your permit.

15. Please provide the terms of your "pre-agreed payment" with respect to water for the mine and explain who receives this payment.

16. Please clarify whether (and, if applicable, when), you intend to obtain firefighting design approval.

17. Please clarify whether you obtained any of the environmental, health and safety permitting requirements identified on page 15 in connection with your recent expansion permit. We note the statement that Wardrop Engineering's report indicated that such permits were required for mine expansions.

18. We note your response to comment 23 from our letter dated June 10, 2011. Please tell us where you have accrued for the liability. Further please revise your filing to provide the disclosures required by paragraphs 4-7 of ASC 410-30-50.

Our Customers, page 16

19. We note your response to comment 32 from our letter dated June 10, 2011. Please explain the nature of your long-term business relationships. In this regard, expand your disclosure to address the terms of your customer contracts, including the duration and minimum purchase requirements in such agreements.

Product Pricing, page 16

20. We note your response to comment 26 from our letter dated June 10, 2011 and your revised disclosure on page 16 that you believe your customers sell your coal to "mostly" industrial users. Please further revise your disclosure to indicate whether you would be subject to the pricing guidelines if your customers sell any of your coal to power plants.

Competition, page 17

21. We note your response to comment 27 from our letter dated June 10, 2011. Please disclose that you did not receive any written assurances regarding the "Circular on Assigning the Plan for Closing Small Scale Coal Mines in the Last Three Years of the 'Eleventh Five Year' Period," that decisions regarding the Circular on the local level could be overruled at the national level, and that the Shangzhai coal mine could still be closed, merged or limited pursuant to the terms of the Circular. Also disclose whether the annual coal production capacity outside of the areas covered by your mining permit would be considered in determining whether you have a coal production capacity of at least 300,000 t/a.

22. Please clarify why "the government-directed consolidation in the coal mining sector may affect the ability of the Shangzhai coal mine to secure future environmental approvals."

Regulatory Overview, page 18

23. We note your response to comment 48 from our letter dated June 10, 2011. Please specifically discuss in this section how your PRC operating subsidiaries are foreign invested enterprises (FIEs) and explain what this means. Disclose whether you and your officers, directors and shareholders are in compliance with

Mr. Xin Li
SGB International Holdings, Inc.
August 16, 2011
Page 5

the laws and regulations that apply to FIEs, including the Enterprise Income Tax Law and the Laws of Wholly Foreign Owned Enterprises (which require companies to obtain approval certificates from the local Ministry of Commerce). To the extent that you are not in compliance, disclose the non-compliance and quantify any fines and penalties that may result from non-compliance.

24. Please disclose here and, if necessary in your risk factors, whether all of your PRC resident beneficial holders have complied with Circular 75 and filed all the necessary registrations with SAFE. If not, disclose the extent of any non-compliance.

25. We note that you have conducted no drilling or any other exploration and had no production in the areas covered by your mining permits. Therefore, specifically discuss how your mining operations in areas not covered by your mining permit have or have not met applicable regulatory requirements for permitting, inspections, conduct of operations, submission of information, etc.

Special Regulation by the State Council on Shutting Down Small Coal Mines, page 24

26. We note your response to comment 29 from our letter dated June 10, 2011. Please revise your disclosure to provide a discussion of the basis for PRC legal counsel's opinion that the reverse acquisition complied with the PRC Mineral Resources Laws and was not subject to any restrictions by the Ministry of Commerce of China and the State Administration for Industry and Commerce of China.

Risk Factors, page 25

Our mining operations may be shut down…, page 26

27. We note your response to comment 33 from our letter dated June 10, 2011. Please expand this risk factor to address your statement on page 17 that it is possible that the government directed consolidation in your sector may affect your ability to secure future environmental approvals.

The limited public company experience of our management team…, page 32

28. We note your response to comment 37 from our letter dated June 10, 2011. Please revise your risk factor, if true, to indicate that your management team has "no" public company experience.

If we are not able to obtain a permit to expand the mining area…, page 28

29. Please clarify whether you intend to apply for another mining permit (in addition to the one obtained in May 2011), to increase your production capacity. Address the status of your efforts to secure an increase in your permitted rate of coal production (referenced on page 12).

If we fail to maintain an effective system of internal controls…, page 32

30. We note from your responses to comments 43 to 46 from our letter dated June 10, 2011 that your CFO has experience in US GAAP from job exposure when working for an accounting firm. However, based on your response, it appears that you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand the risk factor on page 32 to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having extensive knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis…, page 35

Results of Operations of Yongding Shangzhai, page 36

31. We note your response to comment 50 from our letter dated June 10, 2011. Please clarify whether interest is accruing on the postponed payment with respect to your mining permit as well as your payment for the Ecological Environment Rehabilitation Deposit. In addition, indicate whether you have incurred or expect to incur additional fees with respect to your receipt of an expanded mining permit in May 2011.

Results of Operations of Dragon International, page 39

32. We note your statement that you only attained 30% production capacity in the first quarter of 2011; however, on page 36 you indicate that the expansion of your operations was 70% complete in August 2010 and since that time three out of your five tunnels have been open for operation. Please revise or advise.

33. Please explain the reasons for the increases in labor costs and certain mining materials and whether you expect the increases in these expenses to continue.

Liquidity and Capital Resources, page 40

34. Please discuss more specifically what your expansion plans entail and the costs of your expansion plans. In your discussion, address the extent to which these plans relate to areas covered by your mining permits and those outside of your mining permits. With regard to the areas covered by your mining permits, discuss and quantify the capital investments that are required before production can begin in those areas.

Cash Requirements, page 42

35. Please disclose the amount of loans obtained from each of the related parties in each period. Disclose the material terms of the loans. Reconcile your disclosure on page 42 that the loans are for indefinite term with the disclosure in Note 14 to the financial statements of Yongding Shangzhai Coal Mine that Mr. Chen Yongle extended the loan period of his loans from July 1, 2010 to July 30, 2013.

36. Please file as exhibits the loan agreements and any other agreements related to the loans with Mr. Chen Yongle and Mr. Lin Longwen.

Thomas Tze Khern Yeo, page 45

37. We note your response to comment 59 from our letter dated June 10, 2011 and your statement that the nature of your business is "significantly different" from that of Sunshine Holdings Limited. However, we also note the August 2, 2011 announcement by the Board of Directors of Sunshine Holdings Limited (which can be found at http://sunshine-holdings.com/newsroom.html), that the company is proposing to "diversify the core business of the Group to include the business relating to the management, exploration, exploitation, production, processing, sourcing and distribution of commodities, minerals and resources and the ownership, development and operation of mines." Please revise your disclosure to address this announcement and any business activities and conflicts of interest that may occur as a result of Mr. Yeo's involvement in both companies.

Exhibit 99.1 – Financial statements of Yongding Shangzhai Coal Mine Co., Ltd. for the years ended December 31, 2010 and 2009

2. Significant Accounting Policies

(g) Property, plant and equipment, page 10

38. We reissue comment 62 from our letter dated June 10, 2011. It appears that the revision to your disclosure has not been made as indicated in your response.

Intangible Asset, page 18

39. We note your response to comment 64 from our letter dated June 10, 2011. Tell us if, when you obtained the license, you incurred a liability for the full amount of the right. In other words, if the mine shut down prior to 2016, would you still be required to pay the remaining amounts owed on the right?

Exhibit 99.5 – Pro Forma Financial Statements

40. Provide the pro forma income statement for fiscal year ended December 31, 2010.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
      Clark Wilson LLP
      Attn: L.K. Larry Yen, Esq.